                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-102516

PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 21, 2003)

                                5,400,000 Shares

                                 [PEABODY LOGO]

                           PEABODY ENERGY CORPORATION

                                  Common Stock
--------------------------------------------------------------------------------

This is an offering of 5,400,000 shares of common stock of Peabody Energy Corporation. All of the shares of common stock in this offering are being sold by the selling stockholders named in this prospectus supplement, which are affiliates of Lehman Brothers. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol "BTU." On July 29, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $31.61 per share.

Investing in the shares involves risks. "Risk Factors" begin on page S-10 of the prospectus supplement and page 2 of the accompanying prospectus.

                                                              Per Share       Total
Public offering price.......................................  $   31.61    $170,694,000
Underwriting discounts and commissions......................  $   1.343    $  7,252,200
Proceeds, before expenses, to the selling stockholders......  $  30.267    $163,441,800

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 810,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about August 4, 2003.
--------------------------------------------------------------------------------

LEHMAN BROTHERS
            MERRILL LYNCH & Co.
                         MORGAN STANLEY & Co.
                                     BEAR, STEARNS & Co. Inc.
                                              A.G. EDWARDS & Sons, Inc.

July 29, 2003

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Peabody Energy Corporation..................................   S-2
The Offering................................................   S-6
Summary Financial and Operating Data........................   S-7
Risk Factors................................................  S-10
Use of Proceeds.............................................  S-12
Selling Stockholders........................................  S-12
Legal Proceedings...........................................  S-13
Underwriting................................................  S-15
Notice to Canadian Investors................................  S-18
Legal Matters...............................................  S-19

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     i
Cautionary Notice Regarding Forward-Looking Statements......     i
The Company.................................................     1
Risk Factors................................................     2
Use of Proceeds.............................................     8
Selling Stockholders........................................     9
Description of Capital Stock................................    10
Plan of Distribution........................................    16
Validity of Our Common Stock................................    17
Experts.....................................................    17
Where You Can Find Additional Information...................    17

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and accompanying prospectus carefully, including the matters discussed under the caption "Risk Factors" and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms "we," "our," and "us," except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

                           PEABODY ENERGY CORPORATION

     We are the largest private sector coal company in the world. Our sales of
197.9 million tons of coal in 2002 accounted for 17.9% of all U.S. coal sales and were more than 70% greater than the sales of our closest U.S. competitor. During the period, we sold coal to more than 280 electric generating and industrial plants, fueling the generation of more than 9% of all electricity in the United States and 2% of all electricity in the world. At December 31, 2002, we had 9.1 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal producer. During 2002, our total revenues, net income, net cash provided by operating activities and Adjusted EBITDA (as defined in "Summary Financial and Operating Data") were $2.7 billion, $105.5 million, $231.2 million and $406.1 million, respectively.

     As of December 31, 2002, we owned majority interests in 33 coal operations located throughout all major U.S. coal producing regions, with 73% of our U.S. 2002 coal sales shipped from the western United States and the remaining 27% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin, the largest and fastest-growing major U.S. coal-producing region. Our overall western U.S. coal production has increased from 37.0 million tons in fiscal year 1990 to 128.0 million tons during 2002, representing a compounded annual growth rate of 11%. In the West, we own and operate mines in Arizona, Colorado, Montana, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We produced 78% of our 2002 sales volume from non-union mines.

     During 2002, 94% of our sales were to U.S. electricity generators. The U.S. coal industry continues to fuel more electricity generation than all other energy sources combined. In 2002, coal-fueled plants generated an estimated 50.2% of the nation's electricity, followed by nuclear (20.3%), gas-fired (17.9%) and hydroelectric (6.9%) units. We believe that competition for cost-efficient energy will strengthen the demand for coal. We also believe that U.S. and world coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

          - Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

          - Low-Cost: At an average delivered price of $1.23 per million British thermal units, or Btu, in 2001, and $1.22 in 2002, coal's cost advantage over natural gas is significant. The delivered price of natural gas averaged $4.49 per million Btu in 2001 and $3.65 in 2002, while market prices have recently ranged from $4.00 to $10.00. In 2001, 20 of the 25 lowest cost major generating plants in the United States were coal-fueled.

          - Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

     Approximately 97% of our coal sales during 2002 were under long-term contracts. As of December 31, 2002, our sales backlog, including backlog subject to price reopener and/or extension provisions, approximated one billion tons. The remaining terms of our long-term contracts range from one to 18 years and have an average volume weighted remaining term of approximately 4.4 years. As of June 30, 2003, we had entered into commitments to sell 159 million tons, or approximately 80%, of our expected 2004 coal production. We are essentially sold out for 2003 at planned production levels, although approximately two to three million tons per quarter of additional production is available should market conditions warrant.

     In addition to our mining operations, our other energy-related businesses include marketing, brokering and trading coal and emissions allowances, coalbed methane production, transportation-related services, third-party coal contract restructuring and the development of coal-fueled generating plants.

COMPETITIVE STRENGTHS

     We believe our strengths will enable us to enhance our industry-leading position and increase shareholder value.

     - We are the world's largest private-sector producer and marketer of coal and the largest reserve holder of any U.S. coal company.

     - We are the largest producer and marketer of low sulfur coal in the United States, with the number one position in the Powder River Basin, the fastest growing U.S. coal producing region.

     - We have a large portfolio of long-term coal supply agreements that are complemented by available production in attractive markets for sale at market prices.

     - We are one of the most productive and lowest-cost producers of coal in the United States.

     - We serve a broad range of high quality customers with mining operations located throughout all major U.S. coal producing regions.

     - Our emphasis on innovative research and development has increased our productivity.

     - We are a leader in reclamation management and have received numerous state and national awards for our commitment to environmental excellence.

     - Our management team has a proven record of success.

TRANSFORMATION OF PEABODY

     Since 1990, we have grown significantly and our management has transformed our company from a largely high sulfur, high-cost coal company to a predominantly low sulfur, low-cost coal producer, marketer and trader. We have increased our sales of low sulfur coal from 57% of our total volume in 1990 to 77% in 2002. We are also well positioned to continue selling higher sulfur coal to customers that invest in emissions control technology, buy emissions allowances or blend higher sulfur coal with low sulfur coal. Our average cost per ton sold decreased 42% from 1990 to 2002. The following chart demonstrates our transformation:

                                                                                   PERCENT
                                                                1990     2002    IMPROVEMENT
                                                               ------   ------   -----------
Sales volume (million tons).................................     93.0    197.9       113%
U.S. market share(1)........................................      9.1%    17.9%       97
Low sulfur sales volume (million tons)......................     52.7    153.0       190
Total coal reserves (billion tons)(2).......................      7.0      9.1        30
Low sulfur reserves (billion tons)(2)(3)....................      2.5      4.0        60
Safety (incidents per 200,000 hours)........................     16.1      5.4        66
Productivity (tons per miner shift).........................     33.5     95.6       185
Average cost per ton sold(4)................................   $19.25   $11.25        42
Employees (approximate).....................................   10,200    6,500        36

---------------

(1) Market share is calculated by dividing our U.S. sales volume by estimated total U.S. coal demand, as reported by the Energy Information
    Administration.

(2) As of January 1, 1990 and as of December 31, 2002.

(3) Represents our estimated proven and probable coal reserves with a sulfur content of 1% or less by weight.

(4) Represents operating costs and expenses.

BUSINESS STRATEGIES

     Our transformation discussed above has resulted in part from the successful implementation of our three core business strategies:

     - Managing safe, low-cost operations.

     - Adding value through world-class sales, brokerage and trading techniques.

     - Aggressively managing our vast natural resource position.

RECENT DEVELOPMENTS

     Results for the Six Months Ended June 30, 2003. We recently reported results for the six months ended June 30, 2003. We reported a net loss of $12.4 million, or $0.24 per share. Income was $51.3 million, or $0.98 per share, before $53.5 million in early debt extinguishment charges and $10.2 million in charges related to the cumulative effect of accounting changes. First half income also included tax benefits of $41.0 million, or $0.78 per share.

     Revenues of $1,374.5 million were 3% higher than the prior year, as higher prices and volumes in the Powder River Basin and increased brokerage sales overcame lower pricing in West Virginia on agreements reached during less favorable market conditions in 2002.

     EBITDA and Adjusted EBITDA are calculated as follows (unaudited):

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                 2003         2002
                                                              ----------   ----------
                                                              (Dollars in thousands)
Income (loss) before accounting changes.....................   $ (2,241)    $ 46,812
Income tax provision (benefit)..............................    (41,023)       6,033
Interest expense............................................     55,044       50,941
Interest income.............................................     (2,178)      (1,068)
Depreciation, depletion and amortization....................    115,565      117,317
                                                               --------     --------
EBITDA......................................................    125,167      220,035
Early debt extinguishment costs.............................     53,513           --
Asset retirement obligation expense.........................     13,091           --
Minority interests..........................................      1,708        7,477
                                                               --------     --------
Adjusted EBITDA.............................................   $193,479     $227,512
                                                               ========     ========

     Adjusted EBITDA for the six months ended June 30, 2003 was $193.5 million compared with $227.5 million for the prior year. Customer repairs and weather disruptions reduced first half shipments and results, partially offset by higher pricing in the Powder River Basin and increased resource management contributions. Operating profit of $64.8 million included the above factors, and was also reduced by approximately $16 million of expenses related to higher health care and pensions and the adoption of Statement of Financial Accounting Standard 143 (SFAS 143), the new accounting standard for recording asset retirement obligations, which include post-mining reclamation liabilities.

     Income, excluding several special items in the six-month period, totaled $51.3 million, or $0.98 per share. The special items included:

     - A charge of $53.5 million ($1.02 per share) related to the early extinguishment of debt.

     - A net charge of $10.2 million ($0.20 per share) for the cumulative effect of accounting changes, primarily related to a $9.1 million non-cash cumulative effect gain due to the adoption of SFAS 143, "Accounting for Asset Retirement Obligations," and a $20.2 million non-cash cumulative effect charge related to new accounting standards for energy trading contracts as required by Emerging Issues Task Force (EITF) Issue No. 02-03.

     Net Impact of Special Items in the Six Months Ended June 30, 2003.

Earnings Per Share Before Special Items.....................  $ 0.98
Early Debt Extinguishment Costs.............................   (1.02)
Cumulative Effect of Accounting Changes.....................   (0.20)
                                                              ------
Basic and Diluted Earnings Per Share........................  $(0.24)
                                                              ======

     Capital expenditures for the six-month period totaled $92 million, led by investments in the Highland No. 9 and Federal East mines.

     Black Beauty Coal Company (Black Beauty). In April 2003, we purchased the remaining 18.3% of Black Beauty for $90 million and other contingent consideration.

     Refinancing. Beginning in March 2003, we entered into a series of transactions to refinance a substantial portion of our outstanding indebtedness. Proceeds of $1.1 billion resulted from a $450.0 million term loan under a new $1.05 billion senior secured credit facility and the issuance of $650 million of new 6 7/8% Senior Notes due 2013. The proceeds were used to retire $109.1 million of 8 7/8% Senior Notes due 2008 and $134.0 million of 9 5/8% Senior Subordinated Notes due 2008 pursuant to a tender offer, to prepay substantially all of the indebtedness of Black Beauty, to pay fees and expenses related to the transactions and to complete the Black Beauty acquisition described above. The balance of the proceeds from the transactions was used to retire the remaining $208.0 million of 8 7/8% Senior Notes and $258.2 million of 9 5/8% Senior Subordinated Notes on May 15, 2003. The senior secured credit facility also includes a new revolving credit facility that bears interest at LIBOR plus 2.0% and expires in March 2008. The revolving credit facility provides for maximum borrowings and/or letters of credit of $600.0 million. We had letters of credit outstanding under the facility of $232.7 million as of June 30, 2003, leaving $367.3 million available for borrowing.

     Dividends. Our board of directors has approved a 25% increase in the regular quarterly dividend on our common stock, to $0.125 per share. The increased dividend is payable on August 26, 2003 to stockholders of record on August 5, 2003.

                                  THE OFFERING

Common stock offered by the selling
  stockholders:                             5,400,000 million shares
Common stock outstanding on July 24, 2003:  54.1 million shares
Use of proceeds:                            We will not receive any of the proceeds from the sale of
                                            shares by the selling stockholders. The selling
                                            stockholders will receive all net proceeds from the sale
                                            of shares of our common stock offered in this prospectus
                                            supplement.
New York Stock Exchange symbol:             BTU

     As of July 24, 2003, we had outstanding options to acquire 2.9 million and
1.7 million shares of common stock at weighted-average exercise prices of $14.29 and $28.00 per share, respectively.

                      SUMMARY FINANCIAL AND OPERATING DATA

     In July 2001, we changed our fiscal year end from March 31 to December 31. The change was first effective with respect to the nine months ended December 31, 2001. We have derived the summary historical financial data for our predecessor for the period from April 1, 1998 to May 19, 1998 and the summary historical financial data for our company for the period from May 20, 1998 to March 31, 1999, the years ended and as of March 31, 2000 and 2001, the nine months ended and as of December 31, 2001, the year ended and as of December 31, 2002, and the quarter ended and as of March 31, 2003 from our predecessor company's and our audited and unaudited financial statements. You should read the following table in conjunction with the financial statements, the related notes to those financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this prospectus supplement.

     In early 1999, we increased our equity interest in Black Beauty from 43.3% to 81.7%. Our results of operations include the consolidated results of Black Beauty, effective January 1, 1999. Prior to that date, we accounted for our investment in Black Beauty under the equity method, under which we reflected our share of Black Beauty's results of operations as a component of "Other revenues" in the statements of operations, and our interest in Black Beauty's net assets within "Investments and other assets" in the balance sheets. We purchased the remaining 18.3% of Black Beauty in April 2003.

     In anticipation of the sale of Citizens Power, our power marketing subsidiary, which occurred in August 2000, we classified Citizens Power as a discontinued operation as of March 31, 2000, and recorded an estimated loss on the sale of $78.3 million, net of income taxes. We have adjusted our results of operations to reflect the classification of Citizens Power as a discontinued operation for all periods presented.

     Results of operations for the year ended March 31, 2000 included a $144.0 million income tax benefit associated with an increase in the tax basis of a subsidiary's assets due to a change in federal income tax regulations.

     On January 29, 2001, we sold our Australian operations. The following summary financial and other data includes results of operations from these Australian operations prior to the date of sale and also includes the gain on this sale. Results of operations for the year ended March 31, 2001 included a pretax gain of $171.7 million, or $124.2 million net of income taxes, from the sale of our Australian operations. In August 2002, we re-entered Australia by purchasing a coal mine in Queensland.

     In connection with our initial public offering in May 2001, we converted our preferred stock and our Class A common stock and Class B common stock to a single class of common stock, all on a one-for-one basis.

     Results of operations for the year ended December 31, 2002 included an income tax benefit of $40.0 million. This benefit resulted primarily from significant tax benefits realized as a result of utilizing net operating loss carryforwards to offset taxable gains recognized in connection with property sale transactions. Utilization of the loss carryforwards required the reduction of a previously recorded valuation allowance that had reduced the book value of the loss carryforwards. Also in 2002, due to a change in accounting principle, we began recording revenues related to all coal trading activities on a net basis in "Other revenues," and all prior period amounts were reclassified. Had our physically settled trading transactions been recorded on a gross basis, total revenues and operating costs would have been $41.6 million, $88.8 million and $161.9 million higher for the year ended March 31, 2001, the nine months ended December 31, 2001 and the year ended December 31, 2002, respectively.

     During the quarter ended March 31, 2003, we incurred early debt extinguishment costs of $21.2 million associated with the refinancing referred to in "Recent Developments" above. As a result of the adoption of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," which was effective for us as of January 1, 2003, gains and losses on debt extinguishments are presented as a component of results of continuing operations unless the extinguishment meets the criteria for classification as an extraordinary item in Accounting Principles Board Opinion No. 30. The effect of this adoption and application of this new standard for the quarter ended March 31, 2003 was to decrease income from continuing operations by $21.2 million, before income taxes. Losses associated with early debt extinguishments for the year ended March 31, 2001 and the nine months ended December 31, 2001 continue to be classified as extraordinary items.

                                PREDECESSOR
                                  COMPANY          MAY 20,                       YEAR
                              ----------------     1998 TO         TOTAL         ENDED
                              APRIL 1, 1998 TO    MARCH 31,       FISCAL       MARCH 31,
                                MAY 19, 1998         1999          1999          2000
                              ----------------   ------------   -----------   -----------
                                     (Dollars in thousands, except per share data)
                                                                (Unaudited)
RESULTS OF OPERATIONS DATA
Revenues:
  Sales.....................     $  278,930      $  1,970,957   $ 2,249,887   $ 2,610,991
  Other revenues............         11,728            85,875        97,603        99,509
                                 ----------      ------------   -----------   -----------
        Total revenues......        290,658         2,056,832     2,347,490     2,710,500
  Costs and expenses........        281,333         1,899,788     2,181,121     2,517,263
                                 ----------      ------------   -----------   -----------
Operating profit............     $    9,325      $    157,044   $   166,369   $   193,237
                                 ==========      ============   ===========   ===========
Income (loss) from
  continuing operations.....     $    2,240      $     (5,433)  $    (3,193)  $   118,570
Income (loss) from
  discontinued operations...         (1,764)            6,442         4,678       (90,360)
Extraordinary loss from
  early extinguishment of
  debt......................             --                --            --            --
Cumulative effect of
  accounting changes........             --                --            --            --
                                 ----------      ------------   -----------   -----------
Net income (loss)...........     $      476      $      1,009   $     1,485   $    28,210
                                 ==========      ============   ===========   ===========
Basic earnings (loss) per
  share from continuing
  operations................
Diluted earnings (loss) per
  share from continuing
  operations................
Basic and diluted earnings
  (loss) per Class A/B share
  from continuing
  operations................                     $      (0.16)                $      3.43
Weighted average shares
  outstanding:
  Basic.....................                       26,823,383                  27,586,370
  Diluted...................                       26,823,383                  27,586,370
Dividends declared per
  share.....................                               --                          --
OTHER DATA
Net cash provided by (used
  in):
  Operating activities......     $  (28,157)     $    282,022   $   253,865   $   262,911
  Investing activities......        (21,550)       (2,249,336)   (2,270,886)     (185,384)
  Financing activities......         23,537         2,161,281     2,184,818      (205,181)
Tons sold (unaudited, in
  millions):
  United States.............           20.9             147.7         168.6         179.2
  Australia.................            0.8               6.6           7.4          11.1
Operating profit:
  United States.............     $    6,375      $    124,368   $   130,743   $   144,882
  Australia.................          2,950            32,676        35,626        48,355
Depreciation, depletion and
  amortization:
  United States.............         22,475           155,220       177,695       216,327
  Australia.................          3,041            23,962        27,003        33,455
Adjusted EBITDA
  (unaudited):(1)
  United States.............         28,850           279,588       308,438       361,209
  Australia.................          5,991            56,638        62,629        81,810
Capital expenditures:
  United States.............         13,582           110,622       124,204       150,130
  Australia.................          7,292            63,898        71,190        28,624
BALANCE SHEET DATA (AT END
  OF PERIOD):
Total assets................     $6,406,587      $  7,023,931   $ 7,023,931   $ 5,826,849
Total debt..................        633,562         2,542,379     2,542,379     2,076,166
Total stockholders'
  equity....................      1,497,374           495,230       495,230       508,426


                                 YEAR       NINE MONTHS                     QUARTER
                                 ENDED         ENDED        YEAR ENDED       ENDED
                               MARCH 31,    DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                 2001           2001           2002          2003
                              -----------   ------------   ------------   -----------
                                   (Dollars in thousands, except per share data)
                                                                          (Unaudited)
RESULTS OF OPERATIONS DATA
Revenues:
  Sales.....................  $ 2,534,964   $ 1,869,321    $ 2,630,371    $   657,829
  Other revenues............       93,164        68,619         86,727         23,465
                              -----------   -----------    -----------    -----------
        Total revenues......    2,628,128     1,937,940      2,717,098        681,294
  Costs and expenses........    2,286,289     1,822,409      2,543,410        646,763
                              -----------   -----------    -----------    -----------
Operating profit............  $   341,839   $   115,531    $   173,688    $    34,531
                              ===========   ===========    ===========    ===========
Income (loss) from
  continuing operations.....  $   102,680   $    19,287    $   105,519    $      (937)
Income (loss) from
  discontinued operations...       12,925            --             --             --
Extraordinary loss from
  early extinguishment of
  debt......................       (8,545)      (28,970)            --             --
Cumulative effect of
  accounting changes........           --            --             --        (10,144)
                              -----------   -----------    -----------    -----------
Net income (loss)...........  $   107,060   $    (9,683)   $   105,519    $   (11,081)
                              ===========   ===========    ===========    ===========
Basic earnings (loss) per
  share from continuing
  operations................                $      0.40    $      2.02    $     (0.02)
Diluted earnings (loss) per
  share from continuing
  operations................                $      0.38    $      1.96    $     (0.02)
Basic and diluted earnings
  (loss) per Class A/B share
  from continuing
  operations................  $      2.97
Weighted average shares
  outstanding:
  Basic.....................   27,524,626    48,746,444     52,165,735     52,414,041
  Diluted...................   27,524,626    50,524,978     53,821,760     52,414,041
Dividends declared per
  share.....................           --   $      0.20    $      0.40    $      0.10
OTHER DATA
Net cash provided by (used
  in):
  Operating activities......  $   151,980   $   114,492    $   231,204    $    57,551
  Investing activities......      388,462      (172,989)      (144,078)       (53,059)
  Financing activities......     (543,337)       34,396        (54,798)        (4,353)
Tons sold (unaudited, in
  millions):
  United States.............        181.6         146.5          197.5           47.8
  Australia.................         10.8            --            0.4            0.2
Operating profit:
  United States.............  $   288,462   $   115,531    $   170,909    $    32,819
  Australia.................       53,377            --          2,779          1,712
Depreciation, depletion and
  amortization:
  United States.............      215,450       174,587        232,177         55,855
  Australia.................       25,518            --            236            192
Adjusted EBITDA
  (unaudited):(1)
  United States.............      503,912       290,118        403,086         95,164
  Australia.................       78,895            --          3,015          1,904
Capital expenditures:
  United States.............      151,358       194,246        208,390         58,502
  Australia.................       35,702            --            172            342
BALANCE SHEET DATA (AT END
  OF PERIOD):
Total assets................  $ 5,209,487   $ 5,150,902    $ 5,140,177    $ 5,783,864
Total debt..................    1,405,621     1,031,067      1,029,211      1,659,583
Total stockholders'
  equity....................      631,238     1,035,472      1,081,138      1,065,980

(1) EBITDA, a measure used by management to measure operating performance, is defined as income from continuing operations before deducting net interest expense, income taxes, depreciation, depletion and amortization. EBITDA is further adjusted to exclude minority interests to arrive at Adjusted EBITDA. We believe that the supplementary adjustment to EBITDA is appropriate to provide additional information to investors about our ability to meet debt service and capital expenditure requirements. We believe that the amounts shown for Adjusted EBITDA as presented in this prospectus supplement are not materially different from the amounts calculated under the definition of Consolidated Cash Flow used in the indentures for the senior notes and the senior subordinated notes.

    EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

     EBITDA and Adjusted EBITDA are calculated as follows (unaudited):

                               PREDECESSOR      MAY 20,                 YEAR        YEAR
                                 COMPANY        1998 TO                 ENDED      ENDED     NINE MONTHS                    QUARTER
                             ----------------    MARCH      TOTAL       MARCH      MARCH        ENDED        YEAR ENDED      ENDED
                             APRIL 1, 1998 TO     31,       FISCAL       31,        31,      DECEMBER 31,   DECEMBER 31,   MARCH 31,
                               MAY 19, 1998       1999       1999       2000        2001         2001           2002         2003
                             ----------------   --------   --------   ---------   --------   ------------   ------------   ---------
                                                                         (In thousands)
Income (loss) from
  continuing operations....      $ 2,240        $ (5,433)  $ (3,193)  $ 118,570   $102,680     $ 19,287       $105,519     $   (937)
Income tax provision
  (benefit)................        4,530           3,012      7,542    (141,522)    42,690        2,465        (40,007)     (12,246)
Interest expense...........        4,222         176,105    180,327     205,056    197,686       88,686        102,458       26,152
Interest income............       (1,667)        (18,527)   (20,194)     (4,421)    (8,741)      (2,155)        (7,574)        (672)
Depreciation, depletion and
  amortization.............       25,516         179,182    204,698     249,782    240,968      174,587        232,413       56,047
                                 -------        --------   --------   ---------   --------     --------       --------     --------
EBITDA.....................       34,841         334,339    369,180     427,465    575,283      282,870        392,809       68,344
Early debt extinguishment
  costs....................           --              --         --          --         --           --             --       21,184
Asset retirement obligation
  expense..................           --              --         --          --         --           --             --        6,490
Minority interests.........           --           1,887      1,887      15,554      7,524        7,248         13,292        1,050
                                 -------        --------   --------   ---------   --------     --------       --------     --------
Adjusted EBITDA............      $34,841        $336,226   $371,067   $ 443,019   $582,807     $290,118       $406,101     $ 97,068
                                 =======        ========   ========   =========   ========     ========       ========     ========

                                  RISK FACTORS

THE LOSS OF, OR SIGNIFICANT REDUCTION IN, PURCHASES BY OUR LARGEST CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES.

     For the year ended December 31, 2002, we derived 28% of our total coal revenues from sales to our five largest customers. At December 31, 2002, we had 31 coal supply agreements with these customers that expire at various times from 2003 to 2015. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

     In addition, we sold 4.6 million tons of coal to the Mohave Generating Station in 2002. We have a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005, but may be renewed as provided in the agreement. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Also, Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utility Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. In a July 2003 filing with the California Public Utilities Commission, Southern California Edison affirmed that the Mohave Generating Station is not forecast to return to service as a coal-fired resource until mid-2009 at the earliest. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. We cannot assure you that the issues critical to the continued operation of the Mohave Generating Station will be resolved. If the issues are not resolved in a timely manner, the Mohave Generating Station will cease or be suspended on December 31, 2005. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which produces and sells 4.5 to 5.0 million tons of coal per year. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our financial condition and results of operations could be adversely affected after 2005.

OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED BY OUR SUBSTANTIAL DEBT.

     Our financial performance could be affected by our substantial indebtedness. As of June 30, 2003, our total indebtedness was approximately $1,203.6 million, and we had $367.3 million of borrowings available under our new revolving credit facility. We may also incur additional indebtedness in the future.

     The degree to which we are leveraged could have important consequences, including, but not limited to:

     - making it more difficult for us to pay interest and satisfy our debt obligations;

     - increasing our vulnerability to general adverse economic and industry conditions;

     - requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses;

     - limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;

     - limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

     - placing us at a competitive disadvantage compared to less leveraged competitors.

     In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets secure our indebtedness under our new credit facility.

     If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The new credit facility and the indenture governing the notes restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

OUR EXPENDITURES FOR POSTRETIREMENT BENEFIT AND PENSION OBLIGATIONS COULD BE MATERIALLY HIGHER THAN WE HAVE PREDICTED IF OUR UNDERLYING ASSUMPTIONS PROVE TO BE INCORRECT.

     We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We had a liability of $1,033.5 million as of June 30, 2003, $72.1 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our audited financial statements incorporated by reference in this prospectus. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

     We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002 TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

     In addition, certain of our subsidiaries participate in two multi-employer pension funds and have an obligation to contribute to a multi-employer defined contribution benefit fund. Contributions to these funds could increase as a result of future collective bargaining with the United Mine Workers of America, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies. Certain of our subsidiaries are statutorily obligated to contribute to the 1992 Fund under the Coal Industry Retiree Health Benefit Act of 1992.

LEHMAN BROTHERS MERCHANT BANKING HAS SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES AND MAY HAVE CONFLICTS OF INTEREST WITH OTHER STOCKHOLDERS IN THE FUTURE.

     After the offering of all of the shares offered in this prospectus, assuming the underwriters exercise their over-allotment option in full, Lehman Brothers Merchant Banking and its affiliates will beneficially own approximately 17.5% of our common stock. As a result, Lehman Brothers Merchant Banking will have significant influence on the election of our directors and the determination of our corporate and management policies and actions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of Lehman Brothers Merchant Banking may not coincide with the interests of other holders of our common stock. We have retained affiliates of Lehman Brothers Merchant Banking to perform advisory and financing services for us in the past, and may continue to do so in the future.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

                              SELLING STOCKHOLDERS

     The following table sets forth information concerning ownership of our capital stock as of July 24, 2003 by each selling stockholder. As of July 24, 2003, there were 54.1 million shares of our common stock outstanding.

                                                                                NUMBER OF SHARES TO BE
                                                                               BENEFICIALLY OWNED AFTER
                                                                   NUMBER          THE SALE OF THE
                                               AS OF             OF SHARES         NUMBER OF SHARES
                                           JULY 24, 2003         TO BE SOLD        IN THIS OFFERING
                                       ----------------------     IN THIS      ------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER     SHARES       PERCENT   OFFERING(1)      SHARES        PERCENT
------------------------------------   ----------     -------   ------------   -----------     --------
Lehman Brothers Merchant Banking
  Partners II L.P. and affiliates(2)
  c/o Lehman Brothers Holdings Inc.
  745 Seventh Avenue, 25th Floor
  New York, NY 10019.................  15,667,169      28.9%     5,400,000     10,267,169        19.0%

---------------
 (1) All shares allocated to selling stockholders in the accompanying prospectus that have not been sold have been reallocated to Lehman Brothers Merchant Banking Partners II L.P. and its affiliates to be sold in this offering.

 (2) An aggregate of 15,667,169 shares (before the offering) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers Capital Partners IV L.P., Lehman Brothers MBG Partners 1998
     (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

     In addition, Lehman Brothers Merchant Banking Partners II L.P. and certain of its affiliates have granted the underwriters the right to purchase up to an additional 810,000 shares of common stock to cover over-allotments. If the underwriters exercise this over-allotment option in full, Lehman Brothers Merchant Banking Partners II L.P. and its affiliates will beneficially own 9,457,169 shares, or 17.5%, of our common stock after this offering.

                                  LEGAL PROCEEDINGS

     From time to time, we are involved in legal proceedings arising in the ordinary course of business. We believe we have recorded adequate reserves for these liabilities and that there is no individual case pending that is likely to have a material adverse effect on our financial condition or results of operations. For a complete discussion of our significant legal proceedings, please see our Form 10-K for the year ended December 31, 2002, filed with the SEC on March 7, 2003, and our Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003. We discuss the current developments in our significant legal proceedings below.

OKLAHOMA LEAD LITIGATION

     One of our subsidiaries, Gold Fields Mining Corporation, was named in June 2003 as a defendant, along with five other companies, in a class action lawsuit filed in the U.S. District Court for the Northern District of Oklahoma. The plaintiffs have asserted nuisance and trespass claims predicated on allegations of intentional lead exposure by the defendants, including Gold Fields, and are seeking compensatory damages for diminution of property value, punitive damages and the implementation of medical monitoring and relocation programs for the affected individuals. A predecessor of Gold Fields formerly operated two lead mills near Picher, Oklahoma prior to the 1950s. The plaintiff classes include all persons who have lived in the vicinity of Picher within a specified time period. Gold Fields has agreed to indemnify one of the other defendants, which is a former subsidiary of our company. Gold Fields is also a defendant, along with other companies, in 12 individual lawsuits arising out of the same lead mill operations involved in the class action. Plaintiffs in these actions are seeking compensatory and punitive damages for alleged personal injuries from lead exposure. Two of those lawsuits have been consolidated for a trial currently set for August 18, 2003 in the U.S. District Court for the Northern District of Oklahoma. While the outcome of this litigation is subject to uncertainties, based on our preliminary evaluation of the issues and the potential impact on us, we believe this matter will be resolved without a material adverse effect on our financial condition, results of operations or cash flows.

MOHAVE GENERATING STATION

     One of our subsidiaries, Peabody Western, has a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005. In a July 2003 filing with the California Public Utilities Commission, the operator affirmed that the Mohave plant is not forecast to return to service as a coal-fired resource until mid-2009 at the earliest. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. There is no assurance that the issues critical to the continued operation of the Mohave plant will be resolved. If these issues are not resolved in a timely manner, the operation of the Mohave plant will cease or be suspended on December 31, 2005. The Mohave plant is the sole customer of the Black Mesa Mine, which sold 4.6 million tons of coal in 2002. See "Risk Factors -- The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues."

CITIZENS POWER

     During the period that we owned Citizens Power, which was sold in August 2000, a Citizens Power subsidiary (now called Edison Mission Marketing & Trading) entered into a power purchase agreement to sell power to another Citizens Power subsidiary in connection with a restructured power supply agreement that runs through 2016. The Citizens Power subsidiary subsequently entered into a power sales agreement with NRG Power Marketing Inc. for the same term with a guarantee from its parent, NRG Energy Inc. In May 2003 NRG Power Marketing and NRG Energy filed a Chapter 11 bankruptcy petition. On June 12, 2003 NRG Power Marketing filed an omnibus motion with the bankruptcy court for an order rejecting a number of contracts including the power sales agreement with Edison Mission Marketing & Trading. Edison Mission Marketing & Trading has filed objections with the bankruptcy court and we expect that the bankruptcy court will hear the objections on August 6, 2003. Edison Mission Marketing &

Trading has also asked the bankruptcy court for a determination that an automatic stay provision will not apply to its proposed complaint to be filed with the Federal Energy Regulatory Commission (FERC). The proposed complaint asks the FERC to issue an order requiring NRG Power Marketing to continue to deliver power until such time as NRG Power Marketing obtains FERC approval to cease deliveries under the contract. NRG Power Marketing is continuing to deliver power under the Edison Mission Marketing & Trading contract. The NRG power sales contract is one of the contracts covered by our indemnity of Edison Mission Energy, the purchaser of Citizens Power, but our indemnity does not apply to losses caused by the negligent act or omission of Edison Mission Marketing & Trading, Edison Mission Energy or its affiliates. Due to the uncertainty surrounding the NRG Power Marketing situation, we cannot reasonably estimate our future exposure, if any, under the indemnity.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference into this prospectus supplement and the accompanying prospectus, each of Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and A.G. Edwards & Sons, Inc. have severally agreed to purchase from the selling stockholders the respective number of shares of common stock opposite their names below:

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
Lehman Brothers Inc. .......................................   2,160,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   1,080,000
Morgan Stanley & Co. Incorporated...........................   1,080,000
Bear, Stearns & Co. Inc. ...................................     540,000
A.G. Edwards & Sons, Inc. ..................................     540,000
                                                               ---------
          Total.............................................   5,400,000
                                                               =========

     The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

     - the obligation to purchase all of the shares hereby, if any of the shares are purchased;

     - the representations and warranties made by us and the selling stockholders to the underwriters are true;

     - there is no material change in the financial markets; and

     - we and the selling stockholders deliver customary closing documents to the underwriters.

OVER-ALLOTMENT OPTION

     The selling stockholders have granted the underwriters a 30-day option to purchase up to 810,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

COMMISSIONS AND EXPENSES

     The underwriters have advised us and the selling stockholders that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.803 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 810,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay the selling stockholders for the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $    1.343     $    1.343
                                                              ----------     ----------
          Total.............................................  $7,252,200     $8,340,030
                                                              ==========     ==========

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000. We have agreed to pay expenses incurred in connection with the offering that are customarily paid by the registering company. We will not pay any underwriting discounts or commissions.

LISTING

     Our common stock is traded on the New York Stock Exchange under the symbol "BTU."

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

     - Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

     - Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders, nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LOCK-UP AGREEMENTS

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 60 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

     The selling stockholders have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period ending 60 days after the date of this prospectus supplement, other than the common stock sold under this prospectus supplement. Certain of our executive officers have also agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of more than 50% of the shares of capital stock beneficially owned by them for a period ending 60 days after the date of this prospectus supplement. In addition, certain of those executive officers have further agreed under their lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock beneficially owned by them for a period ending 14 days after the date of this prospectus supplement.

INDEMNIFICATION

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

STAMP TAXES

     Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

ELECTRONIC DISTRIBUTION

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

OUR RELATIONSHIPS WITH THE UNDERWRITERS/NASD CONDUCT RULE

     Messrs. Goodspeed, Lentz, Schlesinger and Washkowitz, each of whom is one of our directors, are also affiliated with Lehman Brothers Inc. Mr. Goodspeed is an Advisory Director of, Mr. Lentz is a consultant to, Dr. Schlesinger is a Senior Advisor and consultant to, and Mr. Washkowitz is a Managing Director of Lehman Brothers Inc.

     Lehman Brothers Inc. and its affiliates have performed and expect to continue to perform financial advisory investment banking services for us for which they have received and will receive customary compensation. Lehman Brothers Merchant Banking Partners II L.P. and other of its affiliates (collectively, the "Lehman Selling Stockholders"), each of which is an affiliate of Lehman Brothers Inc., are selling stockholders in this offering and, together, beneficially own more than 10% of our common stock and will receive more than 10% of the net proceeds from this offering. Lehman Brothers Inc. was the initial purchaser in connection with the sale of our 1998 issuance of senior notes and our senior subordinated notes, and served as the dealer manager in connection with the offer to purchase those notes. Lehman Brothers Inc. served as the lead underwriter in connection with the initial public offering of our common stock. In April 2002 and May 2003, Lehman Brothers served as the lead underwriter in connection with the offering of our common stock by the Lehman Selling Stockholders and certain other selling stockholders. Lehman Commercial Paper Inc. served as a joint lead arranger, joint book-running manager and syndication agent in connection with our new credit facility. Because of these relationships, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, or NASD. Because a bona fide independent market exists for our common stock, the NASD does not require that we use a qualified independent underwriter for this offering.

DISCRETIONARY ACCOUNTS

     The underwriters have informed us and the selling stockholders that they do not intend to confirm sales to discretionary accounts over which they have discretionary authority without the prior written approval of the customer.

                          NOTICE TO CANADIAN INVESTORS

RESALE RESTRICTIONS

     The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

REPRESENTATIONS OF PURCHASERS

     By purchasing securities in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text in the above under "Resale Restrictions."

RIGHTS OF ACTIONS -- ONTARIO PURCHASERS

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the sale of the shares of common stock to be sold in the offering will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York. Weil, Gotshal & Manges LLP, New York, New York, represented the underwriters in this offering.

PROSPECTUS

                               11,255,661 Shares

                                 [PEABODY LOGO]

                           PEABODY ENERGY CORPORATION

                                  Common Stock
--------------------------------------------------------------------------------

The selling stockholders named in this prospectus may offer from time to time all of the shares of common stock in this offering. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

You should read this prospectus and any supplement carefully before you invest in any of our common stock.

Our common stock is traded on the New York Stock Exchange under the symbol "BTU." On January 13, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $28.48 per share.

INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

January 21, 2003

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
About This Prospectus.................    i
Cautionary Notice Regarding Forward-
  Looking Statements..................    i
The Company...........................    1
Risk Factors..........................    2
Use of Proceeds.......................    8
Selling Stockholders..................    9

                                        PAGE
                                        ----
Description of Capital Stock..........   10
Plan of Distribution..................   16
Validity of Our Common Stock..........   17
Experts...............................   17
Where You Can Find Additional
  Information.........................   17

                             ABOUT THIS PROSPECTUS

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus or any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "may," "project," "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - growth in coal and power markets;

     - coal's market share of electricity generation;

     - timing of reductions in customer coal inventories;

     - the pace and extent of the economic recovery;

     - severity of weather;

     - railroad and other transportation performance and costs;

     - the ability to renew sales contracts upon expiration or renegotiation;

     - the ability to successfully implement operating strategies;

     - the effectiveness of our cost-cutting measures;

     - regulatory and court decisions;

     - future legislation;

     - changes in postretirement benefit and pension obligations;

     - credit, market and performance risk associated with our customers;

     - modification or termination of our long-term coal supply agreements;

     - reduction of purchases by major customers;

     - risks inherent to mining, including geologic conditions or unforeseen equipment problems;

     - terrorist attacks or threats affecting our or our customers' operations;

     - replacement of recoverable reserves;

     - implementation of new accounting standards;

     - inflationary trends, interest rates and access to capital markets; and

     - other factors, including those discussed in "Risk Factors."

     When considering these forward-looking statements, you should keep in mind the cautionary statements in this document or any prospectus supplement and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  THE COMPANY

     We are the largest private-sector coal company in the world. During the nine months ended September 30, 2002, we sold 147.9 million tons of coal. During this period, we sold coal to more than 280 electric generating and industrial plants, fueling the generation of more than 9% of all electricity in the United States and 2.5% of all electricity in the world. At September 30, 2002, we had
9.0 billion tons of proven and probable coal reserves in the U.S., approximately double the reserves of any other U.S. coal producer.

     We own majority interests in 35 coal operations located throughout all major U.S. coal producing regions, with 73% of our U.S. mining operation's coal sales in the nine months ended September 30, 2002 shipped from the western United States and the remaining 27% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin. Our overall western U.S. coal production increased from 37.0 million tons in fiscal year 1990 to 127.1 million tons in calendar year 2001, representing a compounded annual growth rate of 12%. In the west, we own and operate mines in Arizona, Colorado, Montana, New Mexico and Wyoming. In the east, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We produced 78% of our sales volume in the nine months ended September 30, 2002 from non-union mines.

     For the nine months ended September 30, 2002, 93% of our sales were to U.S. electricity generators, 4% were to the U.S. industrial sector and the remainder were to customers outside the United States. Approximately 97% of our coal sales during the nine months ended September 30, 2002 were under long-term contracts. As of September 30, 2002, nearly one billion tons of our future coal production were committed under long-term contracts, with remaining terms ranging from one to 18 years and an average volume-weighted remaining term of approximately 4.5 years. As of December 31, 2002, we had nine million tons and 76 million tons of expected production available for sale at market-based prices in calendar year 2003 and 2004, respectively. We have the ability to increase production by 15 to 20 million tons annually within three to six months by running our current operations at their full capacity.

     In addition to our mining operations, we market, broker and trade coal and emission allowances. Our total tons traded were 55.8 million for the nine months ended September 30, 2002. Our other related energy related businesses include coalbed methane production, transportation-related services, third-party coal contract restructuring and the development of coal-fueled generating plants.

     Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

                                  RISK FACTORS

     An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to purchase any common stock.

RISKS RELATING TO OUR COMPANY

IF A SUBSTANTIAL PORTION OF OUR LONG-TERM COAL SUPPLY AGREEMENTS TERMINATE, OUR REVENUES AND OPERATING PROFITS COULD SUFFER IF WE WERE UNABLE TO FIND ALTERNATE BUYERS WILLING TO PURCHASE OUR COAL ON COMPARABLE TERMS TO THOSE IN OUR CONTRACTS.

     A substantial portion of our sales are made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the nine months ended September 30, 2002, 97% of our sales volume was sold under long-term coal supply agreements. At September 30, 2002, our coal supply agreements had remaining terms ranging from one to 18 years and an average volume-weighted remaining term of approximately 4.5 years.

     Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. We have also experienced a similar reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

     The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Some of our coal supply agreements are for prices above current market prices. Although market prices for coal increased in most regions in 2001, market prices for coal decreased in most regions in 2002. As a result, we cannot predict the future strength of the coal market and cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, two of our coal supply agreements are the subject of ongoing litigation and arbitration.

THE LOSS OF, OR SIGNIFICANT REDUCTION IN, PURCHASES BY OUR LARGEST CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES.

     For the nine months ended September 30, 2002, we derived 25% of our total coal revenues from sales to our five largest customers. At September 30, 2002, we had 27 coal supply agreements with these customers that expire at various times from 2003 to 2015. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

     In addition, we sold 3.4 million tons of coal to the Mohave Generating Station in the nine months ended September 30, 2002. We have a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005, but may be renewed as provided in the agreement. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Also, Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utility Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. As a result of these issues, the owners of the Mohave Generating Station have announced that they expect to idle the plant for at least six to 12 months beginning in 2006. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. There is no assurance that the issues critical to the continued operation of the Mohave Generating Station will be resolved. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which produces and sells 4.5 to 5 million tons of coal per year. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our financial condition and results of operations could be adversely affected after 2005.

OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED BY OUR SUBSTANTIAL DEBT.

     Our financial performance could be affected by our substantial indebtedness. As of September 30, 2002, we had total indebtedness of $1,047.8 million. We currently have total borrowing capacity under our and Black Beauty's revolving credit facilities of $490.0 million. We may also incur additional indebtedness in the future.

     Our ability to pay principal and interest on our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, prevailing economic conditions in the markets they serve, some of which are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our revolving credit facilities or otherwise in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

     The degree to which we are leveraged could have important consequences, including, but not limited to: (1) making it more difficult for us to pay dividends and satisfy our debt obligations; (2) increasing our vulnerability to general adverse economic and industry conditions; (3) requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses; (4) limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;
(5) limiting our flexibility in planning for, or reacting to, changes in our business; and (6) placing us at a competitive disadvantage compared to less leveraged competitors. In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets, except for the assets of Black Beauty Coal Company and its affiliates, secure our indebtedness under our senior credit facility.

IF TRANSPORTATION FOR OUR COAL BECOMES UNAVAILABLE OR UNECONOMIC FOR OUR CUSTOMERS, OUR ABILITY TO SELL COAL COULD SUFFER.

     Transportation costs represent a significant portion of the total cost of coal, and as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Certain coal supply agreements permit the customer to terminate the contract if the cost of transportation increases by an amount ranging from 10% to 20% in any given 12-month period.

     Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, the high volume of coal shipped from all Southern Powder River Basin mines could create temporary congestion on the rail systems servicing that region.

RISKS INHERENT TO MINING COULD INCREASE THE COST OF OPERATING OUR BUSINESS.

     Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions.

THE GOVERNMENT EXTENSIVELY REGULATES OUR MINING OPERATIONS, WHICH IMPOSES SIGNIFICANT COSTS ON US, AND FUTURE REGULATIONS COULD INCREASE THOSE COSTS OR LIMIT OUR ABILITY TO PRODUCE COAL.

     Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers' ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

     In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the Energy Information Administration's Emissions of Greenhouse Gases in the United States 2001, coal accounts for 32% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

OUR EXPENDITURES FOR POSTRETIREMENT BENEFIT AND PENSION OBLIGATIONS COULD BE MATERIALLY HIGHER THAN WE HAVE PREDICTED IF OUR UNDERLYING ASSUMPTIONS PROVE TO BE INCORRECT.

     We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which we estimate had a present value of $1,032.4 million as of September 30, 2002, $70.4 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in Note 18 to our audited financial statements incorporated by reference in this prospectus. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

     We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC gives notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002 TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO CONTINUE ACQUIRING AND DEVELOPING COAL RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

     Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserve base through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the west, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees' rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of September 30, 2002, we leased or had applied to lease a total of 66,797 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

     Our planned development and exploration projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

IF THE COAL INDUSTRY EXPERIENCES OVERCAPACITY IN THE FUTURE, OUR PROFITABILITY COULD BE IMPAIRED.

     During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

OUR FINANCIAL CONDITION COULD BE NEGATIVELY AFFECTED IF WE FAIL TO MAINTAIN SATISFACTORY LABOR RELATIONS.

     As of September 30, 2002, the United Mine Workers of America represented approximately 33% of our employees, who produced 20% of our coal sales volume during the nine months ended September 30, 2002. An additional 4% of our employees are represented by labor unions other than the United Mine Workers of America. These employees produced 3% of our coal sales volume during the nine months ended September 30, 2002. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. The ten-month United Mine Workers of America strike in 1993 had a material adverse effect on us. Two of our subsidiaries, Peabody Coal Company and Eastern Associated Coal Corp., operate under a union contract that is in effect through December 31, 2006. Peabody Western Coal Company operates under a union contract that is in effect through September 1, 2005.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED IF WE FAIL TO MAINTAIN REQUIRED SURETY BONDS.

     Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers' compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. As of September 30, 2002, we had outstanding surety bonds with third parties for post-mining reclamation totaling $682.3 million. Furthermore, we had an additional $194.2 million of surety bonds in place for workers' compensation and retiree healthcare obligations and $68.8 million of surety bonds securing coal leases. These bonds are typically renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or renew bonds without the posting of partial collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

     - lack of availability, higher expense or unfavorable market terms of new surety bonds;

     - restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indentures or senior credit facility; and

     - the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

LEHMAN BROTHERS MERCHANT BANKING HAS SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES AND MAY HAVE CONFLICTS OF INTEREST WITH OTHER STOCKHOLDERS IN THE FUTURE.

     Prior to the offering of any of the shares offered in this prospectus, Lehman Brothers Merchant Banking and its affiliates beneficially owned approximately 41% of our common stock. As a result, Lehman Brothers Merchant Banking will effectively continue to be able to influence the election of our directors and determine our corporate and management policies and actions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of Lehman Brothers Merchant Banking may not coincide with the interests of other holders of our common stock. We have retained affiliates of Lehman Brothers Merchant Banking to perform advisory and financing services for us in the past, and may continue to do so in the future.

OUR ABILITY TO OPERATE OUR COMPANY EFFECTIVELY COULD BE IMPAIRED IF WE LOSE KEY PERSONNEL.

     We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

TERRORIST ATTACKS AND THREATS, ESCALATION OF MILITARY ACTIVITY IN RESPONSE TO SUCH ATTACKS OR ACTS OF WAR MAY NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The 2001 terrorist attacks in the United States, as well as future events occurring in response to, or in connection with, the attacks, including future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers, may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO COLLECT PAYMENTS FROM OUR CUSTOMERS COULD BE IMPAIRED IF THEIR CREDITWORTHINESS DETERIORATES.

     Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. In addition, the creditworthiness of certain of our customers and trading counterparties has deteriorated due to lower than anticipated demand for energy and lower volume and volatility in the traded energy markets in 2002.

     We have taken steps to reduce our credit exposure to customers or counterparties whose credit has deteriorated and who may pose a higher risk, as determined by our credit management function, of failure to perform under their contractual obligations. These steps include obtaining letters of credit, cash collateral, prepayments for shipments or the creation of customer trust accounts held for our benefit to fund the payment for coal under existing coal supply agreements. While these steps can mitigate or eliminate losses related to existing amounts due from these customers, should a customer become unable to perform in the future under an existing coal supply agreement, our business could be adversely affected.

     If deterioration of the creditworthiness of other electric power generator customers or trading counterparties continues, our $140.0 million accounts receivable securitization program and our business could be adversely affected.

RISKS RELATED TO THIS REGISTRATION STATEMENT

IF WE OR OUR EXISTING STOCKHOLDERS SELL ADDITIONAL SHARES OF OUR COMMON STOCK AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE.

     The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     Sales of our common stock are restricted by lock-up agreements that our directors, officers and all of our stockholders who acquired shares prior to our initial public offering have entered into with us. The lock-up agreements restrict our directors, certain of our officers and those stockholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 14 days prior to and 90 days after the date of any offering under the registration statement of which this prospectus forms a part without the prior written consent of the managing underwriter in the context of an underwritten offering. The managing underwriter, in the case of an underwritten offering may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     As of January 1, 2003, we had approximately 52.4 million shares of common stock outstanding. Of those shares, 39.7 million shares will be freely tradeable if all of the shares registered under this registration statement are sold. Of the remaining 12.7 million restricted shares, 200,000 may be resold under Rule 144(k) without regard to volume limitations and approximately 12.5 million shares may be sold subject to the volume, manner of sale and other conditions of Rule 144. Lehman Brothers Merchant Banking and its affiliates, which will collectively own 11.3 million shares after the sale of all shares of common stock being registered under this registration statement, will have the ability to cause us to register the resale of their shares under their registration rights agreement.

     In addition, approximately 5.8 million shares are issuable upon the exercise of presently outstanding stock options under our 1998 Stock Purchase and Option Plan and our Long-Term Equity Incentive Plan. Shares acquired upon the exercise of vested options under our 1998 Stock Purchase and Option Plan for Key Employees will first become eligible for resale in May 2003. In addition, awards that have been granted under our Long-Term Equity Incentive Plan already have begun to vest. We plan to file a registration statement to register the shares issuable upon the exercise of all stock options under our 1998 Stock Purchase and Option Plan for Key Employees. We filed a registration statement registering the shares issuable upon the exercise of all stock options under our Long-Term Equity Incentive Plan on May 22, 2001.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS INCLUDE PROVISIONS THAT MAY DISCOURAGE A TAKEOVER ATTEMPT.

     Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, a change of control of our company may be delayed or deterred as a result of the stockholders' rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus.

                              SELLING STOCKHOLDERS

     The following table sets forth information concerning ownership of our capital stock as of January 1, 2003 by each selling stockholder. As of January 1, 2003, there were 52.4 million shares of our common stock outstanding.

                                                                                NUMBER OF SHARES TO BE
                                                                               BENEFICIALLY OWNED AFTER
                                               AS OF              MAXIMUM      THE SALE OF THE MAXIMUM
                                          JANUARY 1, 2003          NUMBER          NUMBER OF SHARES
                                       ----------------------    OF SHARES     ------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER   SHARES(1)      PERCENT    TO BE SOLD     SHARES(1)      PERCENT
------------------------------------   ----------     -------   ------------   -----------     --------
Lehman Brothers Merchant Banking
  Partners II L.P. and affiliates(2)
  c/o Lehman Brothers Holdings Inc
  745 Seventh Avenue, 25th Floor,
  New York, NY 10019.................  21,284,994      40.6%    10,000,000     11,284,994        21.5%
Co-Investment Partners, L.P.
  c/o Lexington Partners Inc.
  660 Madison Avenue, 23rd Floor
  New York, NY 10021.................   1,000,000       1.9%     1,000,000              0           0%
Michael V. Altrudo(3)(5).............      35,798         *          1,435         34,363           *
Ian S. Craig(3)(4)...................      95,197         *         34,919         60,278           *
Irl F. Engelhardt(3)(6)..............     703,260       1.3        100,000        603,260         1.1
Sharon D. Fiehler(3)(7)..............     144,025         *         15,000        129,025           *
Jeffery L. Klinger(3)(4).............     143,178         *         15,000        128,178           *
Richard A. Navarre(3)(8).............     194,550         *         20,000        174,550           *
Jiri Nemec(3)(4).....................      64,630         *          9,164         55,466           *
Dianna K. Tickner(3)(4)..............      50,874         *         10,035         40,839           *
Roger B. Walcott, Jr.(3)(9)..........     224,575         *         20,000        204,575           *
John L. Wasik(3)(4)..................      74,894         *          5,498         69,396           *
Richard M. Whiting(3)(10)............     223,671         *         19,675        203,996           *
Gregg P. Wickstra(3)(11).............      43,466         *          4,935         38,531           *

---------------
  *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

 (2) An aggregate of 21,284,994 shares (before the offering) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers Capital Partners IV L.P., Lehman Brothers MBG Partners 1998
     (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

 (3) Includes options exercisable within 60 days after January 1, 2003.

 (4) Member of our management.

 (5) All of the shares are held by the Altrudo Living Trust. Mr. Altrudo is the beneficial owner of all of the shares. Mr. Altrudo is also a member of our management team.

 (6) All of the shares are held by the Irl Fredrick Engelhardt Revocable Trust. Mr. Engelhardt is the beneficial owner of all of the shares and also our Chief Executive Officer and a Director.

 (7) All of the shares are held by the Sharon D. Fiehler Trust. Ms. Fiehler is the beneficial owner of all of the shares. Ms. Fiehler is also an executive officer of our company.

 (8) All of the shares are held by the Richard A. Navarre Revocable Trust. Mr. Navarre is the beneficial owner of all of the shares. Mr. Navarre is also an executive officer of our company.

 (9) All of the shares are held by the Roger B. Walcott, Jr. Revocable Trust. Mr. Walcott and his spouse, as co-trustees, are the beneficial owners of all of the shares. Mr. Walcott is also an executive officer of our company.

(10) All of the shares are held by the Indenture of Trust of Richard M. Whiting. Mr. Whiting is the beneficial owner of all of the shares and also an executive officer of our company.

(11) All of the shares are held by the Wickstra Living Trust. Mr. Wickstra and his spouse, as co-trustees, are the beneficial owners of all of the shares. Mr. Wickstra is also a member of our management team.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of (1) 150 million shares of common stock, par value $.01 per share, of which 52.4 million shares were outstanding on January 1, 2003, (2) 10 million shares of preferred stock, par value $.01 per share, of which no shares are issued or outstanding, (3) 40 million shares of series common stock, par value $.01 per share, of which no shares are issued or outstanding and (4) 1.5 million shares of Series A Junior Participating Preferred Stock of which no shares are issued or outstanding. As of January 2, 2003, there were 123 holders of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

     The following summary describes elements of our certificate of incorporation and by-laws.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     Holders of shares of Series A Junior Participating Preferred Stock are entitled to receive quarterly dividend payments equal to the greater of $1.00 per share or 100 times the per share dividend declared on our common stock. Holders of Series A preferred stock are entitled to 100 votes per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of common stock. Upon liquidation, dissolution or winding up, holders of our Series A preferred stock are entitled to a liquidation preference of $100 per share plus all accrued and unpaid dividends and distributions on the Series A preferred stock or 100 times the amount to be distributed per share on our common stock, whichever is greater. Liquidation distributions will be made ratably with all shares ranking on parity with the Series A preferred stock. In the event of any merger, consolidation, combination or other transaction in which shares of our common stock are exchanged for other securities, cash or property, each share of the Series A preferred stock will be exchanged for 100 times the amount received per share on our common stock. Each of these rights of our Series A preferred stock is protected by customary anti-dilution provisions. The Series A preferred stock is not redeemable and it will rank junior to any other series of our preferred stock with respect to the payment of dividends and the distribution of assets.

PREFERRED STOCK AND SERIES COMMON STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

     - the designation of the series;

     - the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

     - whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

     - the dates at which dividends, if any, will be payable;

     - the redemption rights and price or prices, if any, for shares of the series;

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

     - the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

     - whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

     - restrictions on the issuance of shares of the same series or of any other class or series; and

     - the voting rights, if any, of the holders of the series.

     Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by you.

     Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BY-LAWS

  Delaware Law

     Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

     - prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

     - at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested shareholder" is a person who together with that person's affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

  Certificate of Incorporation; By-laws

     Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

     Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

     Removal of Directors. Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

     Stockholder Action. Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

     Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

     Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

  Rights Agreement

     On July 23, 2002, our board of directors adopted a preferred share purchase rights plan. In connection with the rights plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights dividend was paid on August 12, 2002 to the stockholders of record on that date.

     Purchase Price. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $110 per one one-hundredth of a preferred share, subject to adjustment.

     Flip-In. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

     Flip-Over. If we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     None of Lehman Brothers Holdings Inc., a Delaware corporation, Lehman Brothers Inc., a Delaware corporation, LB I Group Inc., a Delaware corporation, Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation, Lehman Brothers Offshore Partners II Ltd, a Bermuda company, Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership, Lehman Brothers Offshore Investment Partners II L.P., a Bermuda exempted limited partnership, Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership, Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership, Lehman Brothers MBG partners 1998 (A) L.P., a Delaware limited partnership,

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Lehman Brothers MBG partners 1998 (B) L.P., a Delaware limited partnership, and
Lehman Brothers MBG partners 1998 (C) L.P., a Delaware limited partnership, shall be deemed to be an acquiring person, as long as the Lehman parties and their affiliates in the aggregate beneficially own no more than the greater of
(1) 15% or more of our common stock then outstanding and (2) 21,284,994 shares of our common stock less the sum of all of our common stock disposed of by the Lehman parties to non-affiliates after July 24, 2002.

     Distribution Date.  The distribution date is the earlier of

          (1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or

          (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

     Transfer and Detachment. Until the distribution date, the rights will be evidenced either by book entry in our direct registration system or, with respect to any of our common stock certificates outstanding as of August 12, 2002, by such common stock certificate with a copy of the Summary of Rights attached thereto. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

     As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate certificates evidencing the rights alone will thereafter evidence the rights.

     Exercisability. The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) August 11, 2012, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

     Adjustments. The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

     Preferred Shares. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.
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

     The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares' dividend, liquidation and voting rights, approximate the value of one share of our common stock.

     Exchange. At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a preferred share (subject to adjustment).

     Redemption. At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Amendments. The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

     Rights and Holders. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     Anti-takeover Effects. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the common stock is EquiServe Trust Company, N.A.

LISTING

     The common stock is listed on the New York Stock Exchange under the symbol "BTU."

                              PLAN OF DISTRIBUTION

     We are registering the shares of our common stock on behalf of the selling stockholders. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

     - to or through underwriting syndicates represented by managing underwriters;

     - through one or more underwriters without a syndicate for them to offer and sell to the public;

     - through dealers or agents; or

     - to investors directly in negotiated sales or in competitively bid transactions.

     The prospectus supplement for the shares of common stock the selling stockholders sell will describe that offering, including:

     - the name or names of any underwriters;

     - the purchase price and the proceeds to the selling stockholders from that sale;

     - any underwriting discounts and other items constituting underwriters' compensation; and

     - any discounts or concessions allowed or reallowed or paid to dealers.

UNDERWRITERS

     If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of common stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the shares of common stock will be subject to conditions. The underwriters will be obligated to purchase all of the shares of common stock if any are purchased.

     The shares of common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the common stock for whom they may act as agent. Underwriters may sell the shares of common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

AGENTS

     The selling stockholders may also sell the shares of common stock through agents designated by the selling stockholders from time to time. The selling stockholders will name any agent involved in the offer or sale of the common stock and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless the selling stockholders state otherwise in the prospectus supplement.

DIRECT SALES

     The selling stockholders may sell the shares of common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of the shares of common stock.

RULE 144

     The selling stockholders also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

INDEMNIFICATION

     The selling stockholders may indemnify underwriters, dealers or agents, or the controlling persons of any of them, who participate in the distribution of common stock against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents, or the controlling persons of any of them, may be required to make.

                          VALIDITY OF OUR COMMON STOCK

     The validity of the shares of common stock to be offered in this prospectus will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our annual report on Form 10-K for the nine months ended December 31, 2001, as set forth in their report, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings, including the complete registration statement of which this prospectus is a part and all of the exhibits to it, through the SEC's Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

     We have elected to "incorporate by reference" certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

     We incorporate by reference our:

     - annual report on Form 10-K for the nine months ended December 31, 2001, filed with the SEC on March 12, 2002;

     - quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002;

     - quarterly report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 7, 2002;

     - quarterly report on Form 10-Q/A for the quarter ended September 30, 2002, filed with the SEC on November 18, 2002;

     - current reports on Form 8-K, filed with the SEC on April 9, 2002, July 23, 2002, July 23, 2002, July 24, 2002, October 17, 2002 and December 23,
       2002;

     - registration statement on Form 8-A filed with the SEC on July 24, 2002;
       and

     - proxy statement on Schedule 14A, filed with the SEC on April 1, 2002.

     We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of any offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

                                  [GLOBE LOGO]

                                5,400,000 Shares

                                 [PEABODY LOGO]
                           PEABODY ENERGY CORPORATION
                                  Common Stock

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                 July 29, 2003
                          ---------------------------

                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                              MORGAN STANLEY & CO.
                            BEAR, STEARNS & CO. INC.
                           A.G. EDWARDS & SONS, INC.